Exhibit 99.1

IGI Announces Intention to Acquire Norway-based MGA Energy Insurance Oslo

HAMILTON, Bermuda, August 2, 2022 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) announced today that it has signed a non-binding letter of intent to acquire Energy Insurance Oslo AS (“EIO”), a managing general agency duly incorporated under the laws of Norway.

The proposed transaction includes the acquisition of 100% of EIO’s shares. Pending satisfactory completion of due diligence and subject to regulatory approval, IGI and EIO intend to enter into a binding definitive agreement.

Upon completion of the acquisition, IGI expects that EIO will be renamed International General Insurance Company (Norway) (“IGI Norway”) and will become a wholly-owned subsidiary of Bermuda-based International General Insurance Co. Ltd.

Commenting on the proposed acquisition, IGI Chairman and CEO Wasef Jabsheh said, “IGI has had an exclusive underwriting agency arrangement with EIO since 2009, writing a portfolio of energy and construction business. This partnership has been a successful one and we look forward to continuing to work together under the IGI brand name. This transaction allows us to grow our existing book of business and represents a good strategic opportunity for IGI to expand our footprint in the Scandinavian markets.”

EIO Chairman Stig Grimsgaard Andersen said, “We have enjoyed a long and fruitful relationship with IGI. We look forward to continuing our partnership and working with the IGI team to grow our energy portfolio and enhance IGI’s presence in Norway and more broadly throughout Scandinavia.”

The transaction is expected to close in the third quarter of 2022, subject to regulatory approvals.

About IGI:

IGI is an international specialist insurance and reinsurance group underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, political violence, contingency, professional indemnity, financial institutions, legal expenses, D&O, surety, marine liability, general third-party liability (casualty), and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (8) the inability of the Company to complete the proposed acquisition of EIO or the failure to realize the anticipated benefits of the proposed acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations

T: + 44 (0) 2072 204937

M: + 44 (0) 7384 514785

Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com